

July 27, 2011

Junfeng Chen
Chief Financial Officer
New Energy Systems Group
116 West 23rd St., 5th Fl.
New York, New York 10011

> **Re:** **New Energy Systems Group**
> **Form 10-K/A for the fiscal year ended December 31, 2010**
> **Filed July 14, 2011**
> **File No. 001-34847**

Dear Mr. Chen:

We have reviewed your letters dated July 19 and 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for fiscal year ended December 31, 2009

1. Please refer to the explanatory note. You should not imply that the staff comment process relates the Commission itself or that the Commission itself requested you to change your disclosure. Please revise future filings and refer to the acknowledgements you provided in your most recent response letter.

2. Please tell us how you complied with the second bullet of prior comment 9 in our letter dated November 24, 2010 and your related response. Please also tell us how you complied with prior comment 11 in that letter.

Form 10-K/A for fiscal year ended December 31, 2010

Item 1. Business, page 1

3. It continues to be unclear from your response to prior comment 4 how NewPower and Kim Fai contributed to your revenues in the amounts you disclose. Please clarify what

you mean by "the production volumes of NewPower did not reach the maximum level at the time of our acquisition" and how this relates to the revenue you disclose. Please also clarify what you mean by "Kim Fai's assets was sufficient to support its production volume at the time of acquisition" and how this relates to the revenue you disclose.

Item 13. Certain Relationships and Related Transactions . . . , page 31

4. We note your response to prior comment 15. You disclose on page F-6 a $1.4 million "repayment" to a related party in fiscal 2010. With a view toward disclosure in future filings, please tell us how this payment is reflected in your disclosure of related transactions. Also tell us the nature of the obligation or advance that requires repayment.

Item 15. Exhibits, Financial Statement Schedules, page 32

5. Please amend to include the exhibit mentioned in your response to prior comment 17.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

6. Refer to our prior comment 6. We see you indicated in your response that "...you restructured E'Jenie production by ceasing the manufacture and selling of battery since the end of 2010 and concentrating on the manufacture of battery cell. Accordingly, account receivables from two major battery customers decreased by $4.5 million. In 2010, 19% of the total sales of the Company were from these two customers and their credit term was 90 days. From the end of 2010, the Company shortened the credit term with one of these two major customers from 90 days to 60 days and decreased the sales to the other major customer by replacing them with newly developed customers with shorter credit terms, which resulted in a significant increase in sales but slight increase in account receivables". Please explain to us how changes to customer credit terms that appear to have occurred after December 31, 2010 explain the fact that your accounts receivable at December 31, 2010 only increased slightly relative to the increase in your revenues during that year. As previously requested, in future filings discuss the reasons for any change in collection patterns/payment rates of your accounts receivables.

Critical Accounting Policies, page 20

7. Refer to our prior comments 7 and 8. Notwithstanding the assertions in your responses that "At December 31, 2010, the Company determined there was no impairment to the goodwill" and that you "don't think any of your reporting units are at risk of failing step one of any impairment assessment", we noted that the information in Exhibit A indicated the carrying value of the net assets of your Kimfai reporting unit at December 31, 2010 was approximately $2.7 million greater than the discounted cash flows of the reporting unit per an appraisal report. Please address the following:

    • explain how you were able to reach these conclusions given the information presented in Exhibit A;

- tell us whether you performed the second step of the goodwill impairment test as outlined at paragraphs 9 through 17 of ASC 350-20-35. If so, provide us with the results of those tests. If not, tell us why you did not perform the second step test on your Kimfai reporting unit given that it appears to have failed the first step of your goodwill impairment testing and
- provide us with a reconciliation of the sum of the book values of all three of your reporting units shown in Exhibit A to your consolidated shareholders' equity at December 31, 2010 in your 2010 Form 10-K/A.

- Finally, provide us with a copy of the appraisal reports that you reference in Exhibit A.

Consolidated Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-8

Goodwill, page F-13

8. Refer to our prior comment 10. Based on the summary of the tests you indicate you performed during your annual assessment for goodwill impairment and the information included in Exhibit A which indicated that the carrying value of the net assets of your Kimfai reporting unit at December 31, 2010 were greater than the discounted cash flows of the reporting unit at December 31, 2010, please explain to us how you were able to conclude that goodwill was not impaired at December 31, 2010. Also, given that at March 31, 2011 your market capitalization continued to be well below your March 31, 2011 consolidated total book value, tell us whether you tested your goodwill or any other intangible assets for impairments.

When you respond to this letter, please include the exact written acknowledgements that appear at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb at (202) 551-3603 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief